QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(xxxiv)

Motorola Completes Cash Tender Offer for Next Level Communications

        Schaumburg, Ill.,—April 14, 2003—Motorola, Inc. (NYSE: MOT) announced today that it has successfully completed its cash tender offer of $1.18 per share for all outstanding shares of common stock of Next Level Communications, Inc. (NASDAQ: NXTV).

        The offer and withdrawal rights expired at 5 pm EDT on Friday, April 11, 2003. According to the report of the depositary for the tender offer, 13,306,988 million shares of Next Level common stock have been tendered and not withdrawn (including 706,145 shares of common stock subject to guaranteed delivery). As a result of the tender offer, Motorola will own approximately 88.7 percent of Next Level's outstanding common stock. Motorola intends to make prompt payment for the shares properly tendered and accepted, and in the case of shares tendered by guaranteed delivery procedures, after timely delivery of shares and required documentation.

        Motorola will acquire the remaining ownership of Next Level not owned by Motorola as a result of the tender offer through a short-form merger pursuant to which Next Level's remaining shareholders (other than Motorola, its subsidiaries and shareholders properly exercising dissenters' rights) will be entitled to receive $1.18 per share in cash, without interest. Such a short-form merger does not require the approval of or prior notice to Next Level's board or other stockholders. Motorola intends to convert certain shares of Next Level preferred stock to shares of Next Level common stock to achieve the 90% ownership threshold required to effect the short-form merger under Delaware law.

        Once Motorola completes the short-form merger, Next Level's shares will no longer be listed on the Nasdaq National Market and Next Level shareholders (other than Motorola or its subsidiaries) will have no further rights as shareholders other than the right to receive $1.18 per share in cash or to exercise dissenters' rights pursuant to Delaware law. Following the merger, detailed instructions will be mailed to shareholders outlining the steps that Next Level's stockholders who did not tender their shares must take in order to obtain payment or exercise their dissenters' appraisal rights under Delaware law.

        "With the tender offer successfully behind us, we can now begin the important work of reintegrating Next Level's business into our operations, providing a sound financial base to continue its development of compelling broadband solutions to wireline operators," said Christopher B. Galvin, chairman and chief executive officer of Motorola. "Incorporating Next Level's high speed data, video and voice products into our broader suite of telecom solutions continues Motorola's rich heritage of providing innovative ways to enhance and differentiate our customers' business models."

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357.

About Motorola

        Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to the tender offer and any subsequent merger, Next Level's business and operations and the impact of the reintegration of Next Level into Motorola described herein are "forward- looking statements". These statements are based on management's current expectations and involve risks and uncertainties, which include, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

# # #

Media Contacts:

Jennifer Weyrauch
Motorola, Inc.
847-435-5320
 Jennifer.Weyrauch@motorola.com

QuickLinks

  Exhibit (a)(1)(xxxiv)